BMC
BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	CURTIS E. PETERSEN	(NYSE: BMM)
	(952) 851-6030	FOR IMMEDIATE RELEASE

BMC Industries, Inc. Reports Third-Quarter and Nine-Month 2002 Results

Third-Quarter Financial Results Consistent With Previous Guidance

Performance Improvement Expected In The Fourth-Quarter With A Return To Profitability In 2003.

October 31, 2002 - Minneapolis, Minnesota, USA - BMC Industries, Inc. (NYSE: BMM) today announced financial results for the third-quarter and nine-months ended September 30, 2002.  Results are consistent with guidance provided on the company's second-quarter conference call on July 30, 2002.

Financial Results

For the third-quarter 2002, the company reported consolidated revenues of $57.4 million, down 22 percent from the $73.3 million in third-quarter 2001.  The company incurred a net loss of $4.2 million, or $0.16 per diluted share, compared to a net loss of $4.1 million, or $0.15 per diluted share, in the third-quarter one year ago.

Third-quarter 2001 results included goodwill amortization expense (which has been eliminated as a result of the company adopting FAS 142).  For comparative purposes and adjusting third-quarter 2001 results for this charge, the company's third-quarter 2001 pro forma net loss was $3.8 million, or $0.14 per diluted share.

For the nine-months ended September 30, 2002, consolidated revenues were $193.2 million, a decrease of 19 percent from the $237.8 million reported for the same period in 2001. Including the effects of several non-recurring items, recognized in the first-quarter 2002, the company incurred a net loss of $61.4 million, or $2.28 per share, for the first nine-months of 2002. This compares to a net loss of $9.6 million, or $0.35 per share, for the same period in 2001.

Excluding these non-recurring items, the company's pro forma net loss for the first nine-months of 2002 was $9.1 million, or $0.34 per share.  This compares to pro forma net earnings, adjusted for comparative purposes, of $0.7 million, or $0.03 per share, in the first nine-months of 2001.

Management Commentary

"In the third-quarter, we continued to take steps to strengthen our businesses and return the company to profitability," said Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries.  "Our Buckbee-Mears group delivered results consistent with our internal expectations, as we work to right-size that business for current market conditions."

"At Vision-Ease, we have weathered a string of problems related to consolidating production into our two remaining facilities.  These problems resulted in service interruptions to our customers and adversely affected sales."

"Our efforts are intensely focused on restoring confidence in our service, and taking full advantage of an improving cost structure and our aggressive product development program to provide the market with the very best polycarbonate lens value possible.  Those efforts are showing results.  Currently, we have succeeded in restoring our product fill rates to excellent levels.  And, with implementation of a new integrated planning system in the first half of 2003, we expect to have the technology support to move our service performance to historically high levels."

"Finally, continuing improvements in manufacturing performance are increasing lens product margins, and product development initiatives will result in several new products by mid-2003."

Hepper continued, "At the same time, we continue to strengthen the financial health and infrastructure of BMC.  In August, we discontinued our common stock dividend.  This decision was consistent with our stated objective of reducing debt and devoting all available cash to growing the businesses and creating long-term shareholder value."

"In September, we reached agreement with our lenders on an amendment to our existing senior credit facility.  This agreement extended the facility to May 2004 and reduced its aggregate size to $145 million.  As a result, we reclassified the majority of our debt back to long-term status and increased our financial flexibility.  BMC's total debt as of September 30, 2002 was $113.3 million, up $2.2 million from June 30, 2002, but down $28.9 million from December 31, 2001.  Looking ahead, we expect a slight reduction in debt in the fourth-quarter and we expect our blended interest rate to increase approximately 2.00 percentage points over the next year as a result of this amendment."

"Earlier this month, we announced that we had entered into an agreement to settle the shareholder derivative lawsuit.  While we continue to believe the lawsuit was without merit, the settlement allowed us to focus our full attention on profitably growing our businesses.  Also this month, we appointed three talented individuals to our board of directors.  Speaking for the management team, we look forward to working with Robert Endacott, Morris Goodwin, Jr., and Alan Longstreet."

Buckbee-Mears Group Third-Quarter Operating Highlights

Third-quarter 2002 revenues for the Buckbee-Mears group were $31.8 million, a decrease of $7.9 million, or 20 percent, from $39.7 million in the third-quarter of 2001. Overall group sales were down versus last year's third quarter due primarily to BMC's exiting the computer monitor mask business segment.  Computer monitor mask sales account for $6.1 million of this quarter's sales decline.

Sales revenues from television masks were down 3 percent compared to last year's third quarter due to year-over-year price pressures and a shift in sales from higher-priced invar masks to lower-priced masks.

The Buckbee-Mears group reported operating earnings of $2.2 million during third-quarter 2002, as compared to an operating loss of $3.9 million in the third-quarter of 2001. Operating margin for third-quarter 2002 was 6.8 percent, as compared to an operating margin loss of 9.8 percent in third-quarter 2001.  The group's third-quarter 2001 operating earnings, however, were negatively impacted by costs associated with reduced manufacturing activity and workforce reduction efforts during the third quarter of last year at both its Cortland, New York and Mullheim, Germany facilities.

During the third-quarter of 2002, the company announced that it had initiated arbitration proceedings in an international arbitration institute against China-based China National Electronics Import and Export Corp. ("CEIEC") and Yantai Zhenghai Electronic Shadow Mask Co., Ltd. ("Yantai").  The company seeks monetary damages and injunctive relief for alleged violations by Yantai of multiple terms of a license agreement between CEIEC, Yantai and the company's Buckbee-Mears Group.  This action followed shortly after the company's favorable settlement of litigation against a German company for its unauthorized use of BMC's proprietary technology, in which the company succeeded in obtaining monetary damages for past infringement actions and a court mandated damage award in the event of any future infringement, as well as recognition of the proprietary nature of BMC's technology.

Revenues from non-mask operations were down $0.7 million quarter-over-quarter with this business segment posting a slight operating loss.  During the quarter, the group announced that it would move its electroforming operations from St. Paul, Minnesota to its facility in Cortland, New York with the goal of being fully operational by the end of January 2003. When completed, the company expects the electroforming business to return to profitability.  This decision is in addition to other non-mask restructuring initiatives, including the sale of the non-strategic, sheet-etching portion of this business segment and the discontinuing of company operations in St Paul and closure of the St. Paul facility in 2003.

Optical Products Group Third-Quarter Operating Highlights

Total Optical Products group third-quarter 2002 revenues were $25.6 million, down $8.0 million, or 24 percent, as compared to revenues in third-quarter 2001.  Total polycarbonate lens sales declined $3.2 million as compared to third-quarter 2001.  Polycarbonate production problems hampered the group's ability to fully meet customer demand, constraining sales.  Lower-margin, plastic lens sales declined $2.6 million.  Glass lens sales declined $0.8 million, as the market for this lens material continues to contract worldwide.

Despite the overall sales weakness, Vision-Ease experienced demand consistent with last year's third-quarter in several key premium polycarbonate product categories, including its Tegra®-coated and photochromic polycarbonate lenses. The company's sales in the third-quarter also benefited somewhat from the recent introduction of two new film-based products in association with a major retail customer.

The first of these products, announced in April, was an anti-reflective, mirror-coated polycarbonate sun lens.  These prescription, polarized sunglass lenses, available in a variety of mirror-coatings, offer customers extra glare reduction as well as the latest fashion look.

The other new product, announced in August, is a new proprietary polycarbonate-polarized sun lens utilizing a unique melanin-based film.  These polarized melanin sun lenses are the latest innovation in prescription sun lens technology, and combine the unique light-absorbing properties of melanin with Vision-Ease's patented polarization process for superior protection from the sun's harmful rays and enhanced visual comfort.

Vision-Ease expects the positive trends for these products to accelerate in coming quarters.  The group also intends to introduce several more new products in 2003, utilizing Vision-Ease's demonstrated expertise in lens design and processing technology.

The Optical Products group reported a third-quarter 2002 operating loss of $0.1 million versus an operating profit of $2.2 million in third-quarter 2001.  The decline was primarily due to lower sales of higher-margin polycarbonate lenses, and increased domestic polycarbonate manufacturing costs.  Partially offsetting these items was continued strong performance from the group's Indonesian manufacturing facility, which continues to increase its polycarbonate production and substantially reduce product costs.

BMC Business Outlook

The following statements are based on current expectations.  These statements are forward-looking, and actual results may differ materially from those projected in this news release.

The company's outlook remains consistent with guidance previously issued by BMC in July 2002. For the year ended December 31, 2002, BMC expects to report a consolidated net loss of between $2.30 and $2.40 per diluted share, primarily as a result of the company exiting the computer monitor mask business and segments of its non-mask business, isolated polycarbonate manufacturing issues and product shortages, and overall restructuring efforts in both businesses.  Excluding certain non-recurring items and before the cumulative effect of an accounting change, the company expects to incur a pro forma net loss of between $0.30 and $0.40 per diluted share.

Completion of the company's various restructuring efforts is decreasing product and operating costs throughout the organization and should allow the company to regain profitability in 2003.

About BMC Industries

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Safe Harbor for Forward-Looking Statements

This news release contains various "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby.  Statements made in this news release that are not statements of historical facts, including statements regarding future performance, are Forward-Looking Statements. Forward-Looking Statements may be identified by the use of words such as "anticipates", "estimates", "expects", "forecasts", "projects", "intends", "plans", "predicts", and similar expressions.  Forward-Looking Statements are subject to a number of risks and uncertainties that could cause, and in certain instances have caused, actual results or outcomes to differ materially from those projected, including, among others, ability to manage working capital and align costs with market conditions; ability to maintain consistently high product fill rates at Vision-Ease; ability to increase sales of products at Vision-Ease; eventual outcome of the company's outstanding litigation; further aperture mask price declines; slowdown in growth of, or price reductions in, high-end lens products; fluctuations in currency exchange rates; rising raw material costs; ability to improve operating and manufacturing efficiencies through consolidation of facilities. These and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 2001 and other documents filed with the Securities and Exchange Commission.

Investor Conference Call Information

Thursday, October 31, 2002

10:00 a.m. Central Time (11:00 a.m. Eastern Time)

Call-in Number: 800-288-8974 (U.S.) or 612-332-0418 (International)

Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)

Replay Access Code: 656017

The rebroadcast of the conference call will be available starting at 1:30 p.m. Central Time, October 31, 2002 through 11:59 p.m. Central Time, November 7, 2002.

The conference call will also be offered live, through a simulcast offered by CCBN.com and StreetEvents.com.  To access this Webcast, go to the "Investor Relations" portion of the Company's Web site, www.bmcind.com, click on "Conference Calls" and then click on the CCBN icon.

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2002	2001	2002		2001
Revenues	$57,390	$73,339	$193,180		$237,819
Cost of products sold	52,176	70,786	177,084		211,853
Gross margin	5,214	2,553	16,096		25,966
Selling	3,176	4,209	10,174		13,576
Administrative	1,484	1,042	4,736		3,798
Non-recurring charges	-	-	2,800		-
Income (loss) from operations	554	(2,698)	(1,614)		8,592
Other income and (expense)
Interest expense	(2,427)	(3,014)	(7,626)		(8,804)
Interest income	67	63	172		388
Other income (expense)	(166)	(509)	2,478		525
Earnings (loss) before income taxes and accounting change	(1,972)	(6,158)	(6,590)		701
Income tax expense (benefit)	2,213	(2,012)	2,078		10,252
Earnings (loss) before accounting change	(4,185)	(4,146)	(8,668)		(9,551)
Accounting change	-	-	52,704		-
Net earnings (loss)	$(4,185)	$(4,146)	$(61,372)		$(9,551)
Basic and diluted earnings (loss) per share: Before cumulative effect of accounting change Cumulative effect of accounting change	$(0.16 -)	$(0.15 -)	$(0.32 (1.96	) )	$(0.35 -)
Net earnings (loss)	(0.16)	(0.15)	(2.28)		(0.35)
Number of shares included in per share computation: Basic and diluted	26,951	27,101	26,928		27,296
Dividends declared per share	$-	$0.0150	$0.0050		$0.0450

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BMC INDUSTRIES, INC.

PRO FORMA NET EARNINGS/(LOSS) CALCULATION

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2002	2001	2002	2001
Reported net earnings (loss)	$(4,185)	$(4,146)	$(61,372)	$(9,551)
Adoption of FAS 142 (a)	-	304	52,704	913
Gain on sale of non-core assets (a)	-	-	(2,205)	(630)
Non-recurring charges (a)	-	-	1,764	-
Tax valuation reserve adjustment	-	-	-	10,000
Pro forma net earnings (loss)	(4,185)	(3,842)	(9,109)	732

Number of shares used in diluted EPS	26,951	27,101	26,928	27,438
Pro forma diluted EPS	$(0.16)	$(0.14)	$(0.34)	$0.03

(a) Assumes tax at the Company's estimated incremental tax rate of 37%, rather than the financial statement effective tax rate, except for the $52,704 FAS 142 accounting change for which no tax benefit was assumed.

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BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	(Unaudited)
	September 30,	December 31,

ASSETS

	2002	2001
Current assets
Cash and cash equivalents	$1,339	$1,941
Trade accounts receivable, net	29,884	35,024
Inventories	55,634	71,634
Deferred income taxes	7,973	10,250
Other current assets	4,849	4,197
Total current assets	99,679	123,046

Property, plant and equipment	271,914	281,916
Less accumulated depreciation	150,762	150,375
Property, plant and equipment, net	121,152	131,541
Deferred income taxes	4,942	7,166
Intangibles assets, net	9,103	62,069
Other assets	6,356	7,924
Total assets	$241,232	$331,746
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Short-term borrowings	$707	$854
Current portion long-term debt	13,000	-
Accounts payable	21,841	19,707
Income taxes payable	2,969	7,532
Accrued expenses and other current liabilities	20,446	24,700
Total current liabilities	58,963	52,793

Long-term debt	99,604	141,314
Other liabilities	21,320	19,526
Deferred income taxes	2,699	1,602

Stockholders' equity
Common stock	46,921	46,786
Retained earnings	20,472	81,979
Accumulated other comprehensive income (loss)	(8,678)	(12,180)
Other	(69)	(74)
Total stockholders' equity	58,646	116,511

Total liabilities and stockholders' equity	$241,232	$331,746

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BMC INDUSTRIES, INC.
SEGMENT INFORMATION

(Unaudited)

(in thousands, except percentages)

	Three Months Ended September 30,
	Buckbee-Mears		Optical Products		Consolidated
	2002	2001	2002	2001	2002	2001

Revenues	$31,786	$39,719	$25,604	$33,620	$57,390	$73,339
Cost of products sold	28,818	42,284	23,358	28,502	52,176	70,786
Gross margin	2,968	(2,565)	2,246	5,118	5,214	2,553
Gross margin %	9.3%	(6.5)%	8.8%	15.2%	9.1%	3.5%
Selling	807	1,332	2,369	2,877	3,176	4,209
Unallocated corporate
administration	-	-	-	-	1,484	1,042
Income (loss) from operations	$2,161	$(3,897)	$(123)	$2,241	$554	$(2,698)

Operating income %	6.8%	(9.8)%	(0.5)%	6.7%	1.0%	(3.7)%

Capital spending					$1,827	$4,024

Depreciation and
amortization					$5,086	$5,857

EBITDA					$5,474	$2,650

EBITDA %					9.5%	3.6%

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